COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Zunicom, Inc., The Russell 2000 Index
And The NASDAQ Electronic Components Index


$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
12/01
12/02
12/03
12/04
12/05
12/06
Zunicom, Inc.
Russell 2000
NASDAQ Electronic Components

* $100 invested on 12/31/01 in stock or index-including reinvestment of dividends.
Fiscal year ending December 31.